Exhibit 99.8

Magic Empire Global Limited Announced Closing of Initial Public Offering

Hong Kong, August 10, 2022 (GLOBE NEWSWIRE) -- Magic Empire Global Limited (Nasdaq: MEGL) (the “Company” or “Magic Empire”), a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services, today announced the closing of its initial public offering (the “Offering”) of 5,000,000 ordinary shares at a price of $4.00 per share.

The aggregate gross proceeds from the Offering were $20 million, before deducting underwriting discounts and other related expenses. The ordinary shares began trading on The Nasdaq Capital Market on August 5, 2022 under the ticker symbol “MEGL.”

The Offering was conducted on a firm commitment basis. Network 1 Financial Securities, Inc. acted as sole book runner and lead underwriter for the Offering.

A registration statement on Form F-1 relating to the Offering has been filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-264575) and was declared effective by the SEC on August 4, 2022. The Offering was made only by means of a final prospectus. A final prospectus relating to the Offering was filed with the SEC on August 5, 2022, which may be obtained from Network 1 Financial Securities, Inc., 2 Bridge Avenue, Suite 241, Red Bank, NJ 07701, Attention: Adam Pasholk by email at adampasholk@netw1.com or Karen (Huiyun) Mu, by email at kmu@netw1.com, or by calling +1 (800)-886-7007. In addition, a copy of the final prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Magic Empire Global Limited

Magic Empire Global Limited is a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services. Its service offerings mainly comprise (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; and (iv) underwriting services. For more information, visit the Company’s website at http://www.meglmagic.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Magic Empire Global Limited

Phone: +852 3577 8770

Email: info@giraffecap.com